Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the nine months ended				For the three months ended
	September		September		September		September
	30, 2009		30, 2008		30, 2009		30, 2008
Income before Taxes & Cumulative Effect of Change
In Accounting Principle	$27,861		$14,727		$7,666		$(18,493)
Plus: Fixed Charges
Interest expense
Deposits	68,723		117,403		18,410		37,235
Other	39,485		75,021		11,615		18,370

Total	108,208		192,424		30,025		55,605
Rent Expense	3,895		3,367		1,293		1,172

Total Fixed Charges	112,103		195,791		31,318		56,777

Earnings	$139,964		$210,518		$38,984		$38,284

Ratio of Earnings to fixed charges
Including interest on deposits	1.25	x	1.08	x	1.24	x	0.67	x
Excluding interest on deposits	1.64	x	1.19	x	1.59	x	0.05	x

Fixed charges	112,103		195,791		31,318		56,777

Earnings to fixed charges and preferred stock dividend
Including interest on deposits	1.25	x	1.08	x	1.24	x	0.67	x
Excluding interest on deposits	1.64	x	1.19	x	1.59	x	0.05	x